Exhibit 99.1

CooTek Announces Fourth Quarter and Full Year 2021 Unaudited Results

SHANGHAI, China, March 15, 2022 – CooTek (Cayman) Inc. (NYSE: CTK) ("CooTek" or the "Company"), a global mobile internet company, today reported unaudited financial results for the fourth quarter ended December 31, 2021.

Fourth Quarter 2021 Highlights

●	Net revenues were US$53.0 million, a decrease of 48% from US$102.4 million during the same period last year.

●	Gross profit was US$47.0 million, a decrease of 51% from US$95.4 million during the same period last year.

●	Gross profit margin was 88.7%, compared with 93.1% during the same period last year.

●	Net loss was US$0.3 million, compared with net loss of US$0.4 million last quarter, and net loss of US$18.8 million during the same period last year.

●	Adjusted net income[1] (Non-GAAP) was US$0.5 million, compared with adjusted net income (Non-GAAP) of US$0.4 million last quarter, and adjusted net loss (Non-GAAP) of US$17.3 million during the same period last year.

●	The Company’s Portfolio Products[2] contributed approximately 99% of total revenues, with a focus on three main categories: online literature, mobile games and scenario-based content apps.

Full Year 2021 Highlights

●	Net revenue was US$272.1 million, a decrease of 38% from US$441.5 million in 2020.

●	Gross profit was US$239.3 million, a decrease of 43% from US$417.4 million in 2020.

●	Gross profit margin was 87.9%, compared with 94.5% in 2020.

●	Net loss was US$13.9 million, compared with net loss of US$47.4 million last year.

●	Adjusted net loss (Non-GAAP) was US$10.2 million, compared with adjusted net loss (Non-GAAP) of US$42.0 million in 2020.

December 2021 Operational Highlights

●	Average daily active users (“DAUs”) of the Company’s portfolio products were 18.5 million, a decrease of 33% from 27.8 million in December 2020. Monthly active users (“MAUs”) of the Company’s portfolio products were 62.6 million, a decrease of 27% from 85.8 million in December 2020.

●	Average DAUs of the Company’s online literature products were 4.2 million, a decrease of 59% from 10.2 million in December 2020. MAUs of the Company’s online literature products were 12.3 million, a decrease of 58% from 29.5 million in December 2020. The average daily reading time[3] of our online literature product in the Chinese market, Fengdu Novel’s users was approximately 179 minutes in December 2021, which remained stable compared with 153 minutes in September 2021.

●	Average DAUs of the Company’s TouchPal Smart Input were 92.9 million. MAUs of the Company’s TouchPal Smart Input were 123.4 million.

"We are pleased to record the third consecutive quarter with positive non-GAAP profitability in 2021 while keeping a stable revenue size in the fourth quarter compared to the third quarter of 2021 under our balanced approach in driving our business development," commented Mr. Karl Zhang, CooTek's Chairman. "Clearly, the overseas mobile games business constitutes a core segment of the group which mitigates the uncertainties in the Chinese mobile advertising market. In addition to our self-developed mobile games, we started to cooperate with third-party studios to expand our publishing business. We expect that the revenue and gross profit contribution from the overseas market will continue to increase in the coming quarters. We are also confident that the company will achieve a meaningful size of net income for the full year 2022 with the continuous development of our overseas business and the optimization of our Chinese business."

(in millions)	Portfolio Products
	Portfolio Products		Including: Online literature
	DAUs	MAUs	DAUs	MAUs
Sep' 19	23.9	67.5	2.0	11.0
Dec' 19	24.7	74.6	4.8	19.3
Mar' 20	25.2	89.2	7.3	29.1
Jun' 20	23.9	83.5	8.1	28.4
Sep' 20	27.7	94.8	10.0	29.5
Dec' 20	27.8	85.8	10.2	29.5
Mar' 21	20.3	58.6	7.5	20.1
Jun' 21	23.5	70.0	6.7	18.1
Sep' 21	18.7	57.2	5.0	13.5
Dec' 21	18.5	62.6	4.2	12.3

1 “Adjusted net income” (Non-GAAP) is a non-GAAP measure, which is defined as net income excluding share-based compensation related to share options and restricted share units. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 “Portfolio Products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3 “Average daily reading time” for any day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day, by (ii) the number of Fengdu Novel users who spent time on reading books for such day. The average daily reading time for any month is calculated by dividing (i) the sum of average daily reading time for each day in such month, by (ii) the number of days in such month.

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Fourth Quarter 2021 Financial Results

Net Revenues

(in US$ thousands, except percentage)	4Q 2021	3Q 2021	4Q 2020	QoQ % Change	YoY % Change
Mobile Advertising Revenues	51,796	52,986	101,347	(2)%	(49)%
Other Revenues	1,221	1,374	1,093	(11)%	12%
Total Net Revenues	53,017	54,360	102,440	(2)%	(48)%

Net revenues were US$53.0 million, a decrease of 48% from US$102.4 million during the fourth quarter of 2020 and a decrease of 2% from US$54.4 million during the last quarter. The decrease compared with the same quarter of 2020 was primarily due to a decrease in mobile advertising revenues.

Mobile advertising revenues were US$51.8 million, a decrease of 49% from US$101.3 million during the fourth quarter of 2020 and a decrease of 2% from US$53.0 million during the last quarter. The decrease compared with the same quarter of 2020 was primarily due to the restructuring of certain portfolio products in the Chinese mobile games and scenario-based content apps categories. The decrease compared with the last quarter was primarily due to a decrease in the Company’s revenues generated from Chinese mobile advertising market, and was partially offset by an increase from overseas mobile games market.

Our portfolio products focus on three categories: online literature, scenario-based content apps and mobile games. Mobile games accounted for approximately 55%, online literature accounted for approximately 42%, and scenario-based content apps accounted for approximately 2% in the fourth quarter of 2021.

Cost and Operating Expenses

	4Q 2021		3Q 2021		4Q 2020
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	QoQ % Change	YoY % Change
Cost of revenues	5,994	11%	9,165	17%	7,072	7%	(35)%	(15)%
Sales and marketing	37,807	71%	31,906	59%	101,985	100%	18%	(63)%
Research and development	6,464	12%	9,223	17%	6,516	6%	(30)%	(1)%
General and administrative	3,368	6%	4,011	7%	3,873	4%	(15)%	(13)%
Other operating (income) loss, net	(1,253)	(2)%	(938)	(2)%	2,047	2%	34%	(161)%
Total Cost and Expenses	52,380	98%	53,367	98%	121,493	119%	(2)%	(57)%

Share-based compensation expenses by function
Cost of revenues	(20)	(0.0)%	30	0.1%	78	0.1%	(170)%	(127)%
Sales and marketing	28	0.1%	20	0.0%	44	0.0%	40%	(36)%
Research and development	307	0.6%	308	0.6%	876	0.9%	0%	(65)%
General and administrative	445	0.8%	453	0.9%	533	0.5%	(2)%	(17)%
Total share-based compensation expenses	760	1.5%	811	1.6%	1,531	1.5%	(6)%	(50)%

Cost of revenues was US$6.0 million, a 15% decrease from US$7.1 million during the same period last year, and a decrease of 35% from US$9.2 million during the last quarter. The year-over-year decrease was primarily due to the decreases in operational and maintenance-related expenses, third-party outsourcing fee, salary and payroll expenses associated with cost staff and share-based compensation expenses, and was partially offset by an increase in content costs we paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works. The sequential decrease was primarily due to decreases in operational and maintenance-related expenses, third-party outsourcing fee, salary and payroll expenses associated with cost staff and share-based compensation expenses, and content costs we paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works.

Gross profit was US$47.0 million, a decrease of 51% from US$95.4 million during the same period last year, and an increase of 4% from US$45.2 million last quarter. Gross profit margin was 88.7%, compared with 93.1% in the same period last year and 83.1% last quarter.

Sales and marketing expenses were US$37.8 million, a decrease of 63% from US$102.0 million during the same period last year, and an increase of 18% from US$31.9 million last quarter. As a percentage of total revenues, sales and marketing expenses accounted for 71%, compared with 100% during the same period last year, and 59% last quarter. The year-over-year decrease in sales and marketing expenses was primarily due to the transition of the strategy in relation to the acquisition of new users and the retention of existing users which resulted in the reduction of the user acquisition costs. The sequential increase in sales and marketing expenses was primarily due to the increased investment in user acquisition in connection with our efforts to grow the user base, and was partially offset by decline in salary and payroll expenses associated with sales and marketing staff.

Research and development expenses were US$6.5 million, a slightly decrease from US$6.5 million during the same period last year and a decrease of 30% from US$9.2 million last quarter. The year-over-year decrease was primarily due to a decline in share-based compensation expenses, and was partially offset by an increase in salary and payroll expenses associated with technology R&D staff. The sequential decrease was primarily due to a decrease in salary and payroll expenses associated with technology R&D staff, and was partially offset by an increase in third-party outsourcing fee. As a percentage of total net revenues, research and development expenses accounted for 12%, compared with 6% during the same period last year and 17% last quarter.

General and administrative expenses were US$3.4 million, a decrease of 13% from US$3.9 million during the same period last year and a decrease of 15% from US$4.0 million last quarter. The year-over-year decrease was mainly due to a decrease in salary and payroll expenses associated with G&A staff, third-party outsourcing fee and listing expenses. The sequential decrease was mainly due to a decrease in salary and payroll expenses associated with G&A staff, and was partially offset by a rise in listing expenses. As a percentage of total net revenues, general and administrative expenses accounted for 6%, compared with 4% during the same period last year and 7% during last quarter.

Other operating income, net was US$1.3 million, compared with other operating loss, net of US$2.0 million during the same period last year and other operating income, net of US$0.9 million last quarter. The other operating income mainly included government subsidy received.

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Interest expense, net was US$1.0 million, compared with interest income, net of US$168 thousand during the same period last year and interest expense, net of US$2.0 million last quarter. The interest expense mainly included interest expenses related to convertible notes.

Net loss was US$0.3 million, compared with net loss of US$18.8 million during the same period last year and a net loss of US$0.4 million last quarter.

Adjusted net income was US$0.5 million, compared with adjusted net loss of US$17.3 million in the same period last year and adjusted net income of US$0.4 million last quarter. The achievement of profitability compared with the adjusted net loss the same quarter last year was mainly due to the decrease in sales and marketing expenses as a percentage of total revenues driven by the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users. The sequential increase of profitability compared with the adjusted net income in the last quarter was mainly due to an increase in revenues.

(in US$ thousands, except percentage)	4Q 2021	3Q 2021	4Q 2020	QoQ % Change	YoY % Change
Net Loss	(278)	(444)	(18,784)	(37)%	(99)%
Add: Share-based compensation related to share options and restricted share units	760	811	1,531	(6)%	(50)%
Adjusted Net Income (Loss) (Non-GAAP)	482	367	(17,253)	31%	(103)%

In the three months ended December 31, 2021, basic and diluted net loss per ADS were US$0.004 and US$0.004, and basic and diluted adjusted net income (Non-GAAP) per ADS were US$0.007 and US$0.007 respectively.

Balance Sheet and Cash Flows

As of December 31, 2021, cash, cash equivalents and restricted cash were US$18.4 million, compared with US$36.2 million as of September 30, 2021.

Net cash outflow from operating activities during the fourth quarter of 2021 was US$15.5 million, compared with net cash outflow from operating activities of US$6.8 million for the same period in 2020 and net cash inflow from operating activities of US$5.0 million during the last quarter. Cash outflow from operating activities during the fourth quarter of 2021 was mainly due to an increase in accounts receivable driven primarily by an increase in revenues, and a decrease in accounts payable, accrued expenses and accrued salary and benefits, which was driven primarily by the payment of liabilities.

Net cash outflow from financing activities during the fourth quarter of 2021 was US$2.3 million, compared with net cash outflow from financing activities of US$5.6 million for the same period in 2020 and net cash outflow from financing activities of US$6.8 million during the last quarter. Net cash outflow from financing activities during the fourth quarter of 2021 was mainly due to net cash outflow of US$2.3 million from the aggregate effect of proceeds from and repayment of bank borrowings.

Full Year 2021 Financial Results

Net Revenues

(in US$ thousands, except percentage)	2021	2020	YoY % Change
Mobile Advertising Revenues	267,267	438,384	(39)%
Other Revenues	4,879	3,121	56%
Total Net Revenues	272,146	441,505	(38)%

Net revenues were US$272.1 million, a decrease of 38% from US$441.5 million in 2020, primarily due to a decrease in mobile advertising revenues.

Mobile advertising revenues were US$267.3 million, a decrease of 39% from US$438.4 million in 2020, primarily due to the continuous restructuring of portfolio products in the Chinese mobile games and scenario-based apps categories.

Our portfolio products focus on three categories: online literature, scenario-based content apps and mobile games. Online literature accounted for approximately 39%, scenario-based content apps accounted for approximately 8%, and mobile games accounted for approximately 52% of total net revenues.

Cost and Operating Expenses

	2021		2020
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	YoY % change
Cost of revenues	32,826	12%	24,128	5%	36%
Sales and marketing	200,236	73%	418,262	95%	(52)%
Research and development	34,433	13%	29,670	7%	16%
General and administrative	17,815	7%	15,017	3%	19%
Other operating (income) loss, net	(4,453)	(2)%	2,275	1%	(296)%
Total Cost and Expenses	280,857	103%	489,352	111%	(43)%

Cost of revenues was US$32.8 million, an increase of 36% from US$24.1 million in 2020, mainly due to an increase in content costs we paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works, third-party outsourcing fee, salary and payroll expenses associated with cost staff, and was partially offset by a decrease in operational and maintenance-related expenses, and share-based compensation expenses.

Gross profit was US$239.3 million, a decrease of 43% from US$417.4 million in 2020. Gross profit margin was 87.9%, compared with 94.5% in 2020.

Sales and marketing expenses were US$200.2 million, a decrease of 52% from US$418.3 million in 2020. As a percentage of total net revenue, sales and marketing expenses accounted for 73%, a decrease from 95% in 2020, primarily due to the continuous transition of the strategy in relation to the acquisition of new users and the retention of existing users which resulted in the reduction of the user acquisition costs.

Research and development expenses were US$34.4 million, an increase of 16% from US$29.7 million in 2020, mainly due to an increase in salary and payroll expenses associated with technology R&D staff and third-party outsourcing fee, and was partially offset by a decrease in share-based compensation expenses. As a percentage of total net revenue, research and development expenses accounted for 13%, increasing from 7% in 2020.

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General and administrative expenses were US$17.8 million, an increase of 19% from US$15.0 million in 2020, primarily due to an increase in salary and payroll expenses associated with G&A staff, professional service fee, third-party outsourcing fee and listing expenses, and was partially offset by a decrease in bad debt provision. As a percentage of total net revenue, general and administrative expenses accounted for 7%, increasing from 3% in 2020.

Other operating income, net was US$4.5 million, compared with other operating loss, net of US$2.3 million in 2020. The other operating income, net in 2021 mainly included government subsidies received by the Company. The other operating loss in 2020 mainly consisted of losses arise from investigations on certain third-party advertisers related to alleged misconducts, and contingent liabilities for intellectual property infringement lawsuit during operations, which were partially offset by government subsidies received.

Interest expense, net was US$5.7 million, compared with interest income, net of US$396 thousand last year. The interest expense mainly included interest expenses related to convertible notes.

Net loss was US$13.9 million, compared with net loss of US$47.4 million in 2020.

Adjusted net loss was US$10.2 million in 2021, compared with adjusted net loss of US$42.0 million in 2020.

In US$ thousands, except percentage	2021	2020	YoY % change
Net Loss	(13,877)	(47,367)	(71)%
Add: Share-based Compensation related to share options and restricted share units	3,716	5,337	(30)%
Adjusted Net Loss (Non-GAAP)	(10,161)	(42,030)	(76)%

In 2021, the basic and diluted net loss per ADS were US$0.23 and US$0.23, respectively. Basic and diluted Adjusted Net Loss (Non-GAAP) per ADS were US$0.17 and US$0.17, respectively.

Balance Sheet and Cash Flow

As of December 31, 2021, Cash, cash equivalents and restricted cash were US$18.4 million, compared with US$49.6 million as of December 31, 2020.

Net cash outflow from operating activities in 2021 was US$51.0 million, compared with outflow from operations of US$0.9 million in 2020. Net cash outflow from operating activities was primarily due to a decrease in accounts payable, accrued expenses and accrued salary and benefits driven primarily by the payment of liabilities, and was partially offset by the decrease in accounts receivable driven primarily by the collection of receivables.

Net cash outflow from investing activities in 2021 was US$1.8 million, which was primarily attributable to the purchase of property and equipment and long-term investments.

Net cash inflow from financing activities in 2021 was US$20.9 million, compared with net cash outflow from financing activities of US$8.5 million in 2020. In 2021, the Company issued a convertible note for a principal amount of US$10.0 million and received net proceeds of US$8.9 million from this issuance on January 19, 2021, and a convertible note for a principal amount of US$20.0 million and received net proceeds of US$ 18.2 million from this issuance on March 19, 2021, and the net proceeds of US$1.4 million from a registered direct offering, upon which the Company sold US$1.5 million of ADSs on August 16, 2021. In 2021, the Company voluntarily redeemed convertible note of US$4.2 million on July 1, 2021 and August 2, 2021, and recorded cash outflow of US$1.3 million for payment of share repurchase, and net cash outflow of US$2.1 million due to the aggregate effect of proceeds from and repayment of bank borrowing.

The Company has negative operating cash flow of US$51.0 million and net loss of US$13.9 million for the year ended December 31, 2021 and suffers losses from operation activities in consecutive years. The Group’s current liabilities exceed its current assets by US$11.2 million as of December 31, 2021. The Company received two below compliance notification from NYSE as disclosed in previous 6-K and immediate redemption on the outstanding balance of convertible notes and part of bank borrowings totaling US$8.6 million will be triggered if delisting from NYSE occurs. Management has initiated a plan to reduce operating expenses and planned to obtain or roll-over funds from outside sources of financing. There are uncertainties regarding the implementation of the expenses’ reduction plan and the funding plan, which raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on March 15, 2022 (8:00 PM Beijing Time on the same day).

The dial-in details for the live conference call are:

United States/Canada: 800-239-9838

Hong Kong: 800-961-105

Mainland China: 4001-209-101

International: 1-323-794-2551

Passcode: 7839963

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

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About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users' ever-evolving content needs and helps it rapidly attract targeted users.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net loss that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net loss excluding interest income and expense, income taxes, depreciation and amortization, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in loss from operations and net loss. By making the Company’s financial results comparable period over period, the Company believes adjusted net loss and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," “optimistic” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: cootek@icaasia.com

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CooTek (Cayman) Inc.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net revenues	102,440	54,360	53,017	441,505	272,146
Cost of revenues	(7,072)	(9,165)	(5,994)	(24,128)	(32,826)
Gross Profit	95,368	45,195	47,023	417,377	239,320
Operating expenses:
Sales and marketing expenses	(101,985)	(31,906)	(37,807)	(418,262)	(200,236)
Research and development expenses	(6,516)	(9,223)	(6,464)	(29,670)	(34,433)
General and administrative expenses	(3,873)	(4,011)	(3,368)	(15,017)	(17,815)
Other operating (loss) income, net	(2,047)	938	1,253	(2,275)	4,453
Total operating expenses	(114,421)	(44,202)	(46,386)	(465,224)	(248,031)
(Loss) income from operations	(19,053)	993	637	(47,847)	(8,711)
Interest income (expense) , net	168	(2,031)	(988)	396	(5,690)
Impairment loss of investment	—	—	(248)	—	(248)
Foreign exchange gain (loss), net	105	(25)	30	91	(220)
Fair value change of derivatives	—	656	367	—	1,109
Loss before income taxes	(18,780)	(407)	(202)	(47,360)	(13,760)
Income tax expense	(4)	—	(52)	(7)	(52)
Share of loss in equity method investment	—	(37)	(24)	—	(65)
Net loss	(18,784)	(444)	(278)	(47,367)	(13,877)
Deemed dividend in relation to the convertible note	—	—	—	—	(1,369)
Net Loss attributable to ordinary shareholders	(18,784)	(444)	(278)	(47,367)	(15,246)
Net loss per ordinary share
Basic	(0.006)	(0.0001)	(0.0001)	(0.02)	(0.005)
Diluted	(0.006)	(0.0001)	(0.0001)	(0.02)	(0.005)
Weighted average shares used in calculating net loss per ordinary share
Basic	3,061,577,781	3,330,388,021	3,503,075,124	3,080,332,924	3,303,168,725
Diluted	3,061,577,781	3,330,388,021	3,503,075,124	3,080,332,924	3,303,168,725
Non-GAAP Financial Data
Adjusted Net (Loss) Income	(17,253)	367	482	(42,030)	(10,161)
Adjusted EBITDA	(16,386)	3,317	2,531	(38,650)	(647)

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Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	December 31, 2020	December 31, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	24,669	18,232
Restricted cash	3,264	199
Short-term investment	50	50
Accounts receivable, net of allowance for doubtful accounts of US$1,162 and US$1,169 as of December 31, 2020 and 2021, respectively	28,127	21,483
Prepaid expenses and other current assets	12,073	10,864
Total current assets	68,183	50,828
Long term restricted cash	21,689	—
Property and equipment, net	5,394	3,088
Intangible assets, net	397	249
Operating lease right-of-use assets[4]	—	1,171
Long-term investments	307	314
Other non-current assets	932	780
TOTAL ASSETS	96,902	56,430
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	76,126	27,760
Short-term borrowings	10,958	9,097
Accrued salary and benefits	9,143	4,602
Operating lease liabilities, current[4]	—	810
Accrued expenses and other current liabilities	10,686	8,063
Convertible notes	—	9,176
Derivative liabilities	—	554
Deferred revenue	3,332	1,943
Total current liabilities	110,245	62,005
Other non-current liabilities	459	323
Operating lease liabilities, non-current[4]	—	103
TOTAL LIABILITIES	110,704	62,431

4 On January 1, 2021, the Company adopted ASC 842, the new lease standard, using the modified retrospective method.

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Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	December 31, 2020	December 31, 2021
	US$	US$
Shareholders' Deficit:
Ordinary shares	31	36
Treasury shares	(4,672)	—
Additional paid-in capital	193,919	210,718
Accumulated deficit	(200,965)	(214,842)
Accumulated other comprehensive loss	(2,115)	(1,913)
Total Shareholders' Deficit	(13,802)	(6,001)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	96,902	56,430

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Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net cash (used in) provided by operating activities	(6,821)	4,985	(15,514)	(852)	(51,043)
Net cash used in investing activities	(282)	(771)	(83)	(2,644)	(1,779)
Net cash (used in) provided by financing activities	(5,563)	(6,810)	(2,305)	(8,500)	20,900
Net decrease in cash and cash equivalents	(12,666)	(2,596)	(17,902)	(11,996)	(31,922)
Cash, cash equivalents, and restricted cash at beginning of period	61,011	38,960	36,208	59,966	49,622
Effect of exchange rate changes on cash and cash equivalents	1,277	(156)	125	1,652	731
Cash, cash equivalents, and restricted cash at end of period	49,622	36,208	18,431	49,622	18,431

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Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2020	2021	2021	2020	2021
	US$	US$	US$	US$	US$
Net Loss	(18,784)	(444)	(278)	(47,367)	(13,877)
Add:
Share-based compensation related to share options and restricted share units	1,531	811	760	5,337	3,716
Adjusted Net (Loss) Income (Non-GAAP)*	(17,253)	367	482	(42,030)	(10,161)
Add:
Interest (income) expense, net	(168)	2,031	988	(396)	5,690
Income taxes	4	—	52	7	52
Depreciation and amortization	1,031	919	1,009	3,769	3,772
Adjusted EBITDA (Non-GAAP)*	(16,386)	3,317	2,531	(38,650)	(647)

* The tax impact to the non-GAAP adjustments is zero.

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